Exhibit 12

WPX Energy, Inc.

Computation of Ratio of Earnings to Fixed Charges

Nine months ended September 30, 2012
Earnings:
Income (loss) from continuing operations before income taxes	$(201)
Less: Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	(25)

Income (loss) from continuing operations before income taxes and equity earnings	(226)
Add:
Fixed charges:
Interest accrued, including proportionate share from 50% owned investees and unconsolidated majority-owned investees (a)	77
Rental expense representative of interest factor	3

Total fixed charges	80
Distributed income of equity-method investees, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	10
Less:
Capitalized interest	(7)

Total earnings as adjusted	$(143)

Fixed charges	$80

Ratio of earnings to fixed charges	(b )

(a)	Does not include interest related to income taxes, including interest related to liabilities for uncertain tax positions, which is included in provision (benefit) for income taxes in our Consolidated Statement of Operations.
(b)	Earnings are inadequate to cover fixed charges by $223 million.